SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 27, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 26, 2008

TAM Airlines Consolidates Fleet and Initiates New Air Network

Flights to be operated exclusively with modern A320 aircraft configured for Executive and Economy classes; company no longer operates the F-100 aircraft

São Paulo, May 26, 2008 – TAM Airlines, a Group TAM company (Bovespa: TAMM4 and NYSE: TAM) with headquarters in Asuncion (Paraguay), will consolidate its fleet of aircraft and initiate a new air network starting today (May 26). All TAM flights will be on the Airbus A320 aircraft, configured for Executive and Economy classes. The change allows the company to increase the number of seats on flights and adjust its air network to better serve the passengers.

The new TAM Airlines fleet will include three modern Airbus A320 aircraft, configured for 12 seats in Executive class and 144 in Economy. Executive class passengers will have access to TAM's VIP lounges at principal airports where the company operates. Facilities are well equipped, allowing travelers to rest peacefully and comfortably prior to departure.

With the standardization, the company will no longer operate the F-100 aircraft with 108 seats. Inaugurating a new era in regional aviation with its incorporation into the TAM fleet in 1990, the F-100 was used to fly routes in Brazil and South America. TAM came to have 50 aircrafts of this model. As of the end of last year, TAM Linhas Aéreas is no longer using this plane for its domestic flights.

The TAM Airlines air network has been modified to better serve the needs of passengers traveling in South America. TAM operations in Bolivia will be exclusively concentrated in the city of Santa Cruz de La Sierra. Scheduled departures and arrivals for some flights have been changed to make things more convenient for travelers, allowing for connections to TAM flights in Brazil and abroad.

In order to introduce these changes in the fleet and air network in South America, TAM Airlines will today (May 26) begin placing ads in newspapers and magazines in Asuncion and Ciudad del Este (Paraguay), Santiago (Chile), Santa Cruz de La Sierra (Bolivia) and Cordoba (Argentina).

In March, TAM Airlines became the new name for TAM Mercosur, pursuant to brand repositioning guidelines that go along with the expansion of Group TAM in the international market. The company offers flights from Asuncion to destinations in Argentina (Buenos Aires and Cordoba), Bolivia (Santa Cruz de La Sierra), Brazil, Chile (Santiago), Paraguay (Ciudad del Este) and Uruguay (Montevideo). It also provides the connection from Cordoba (Argentina) to Brazil via Asunción. It operates direct flights to Sao Paulo from Asuncion, enabling passengers to make connections to a wide variety of locations in South America, Europe and the United States, leveraging TAM's extensive air network in Brazil and abroad, in addition to code-share arrangements with international airlines.

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Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed April 2008 with a 47.1% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 72.4% in April. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.7 million members and has redeemed more than 5.5 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.